UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Bond Subscription Agreement

On November 7, 2024, the Company entered into a bond subscription agreement (the “Bond Subscription Agreement”) with Kershaw Health Limited, a private limited company incorporated in England and Wales (the “Subscriber”), pursuant to which the Subscriber agrees to subscribe for and purchase, and the Company hereby agrees to issue and sell to the Subscriber, a senior bond due 2029 (the “Bond”), with the principal amount of US$500,000,000, at a subscription price of 100% of the principal amount of the Bond. The Subscriber shall pay or cause to be paid the subscription price in the amount of US$500,000,000 to the Company within thirty (30) days after the issue date of the Bond. Pursuant to the Bond Subscription Agreement, prior to the purchase price of the Bonds has been paid in full by the Subscriber, the Company may at its option repurchase the Bond, in whole but not in part, at a repurchase price equal to the aggregate principal amount of the Bond paid by the Subscriber to the repurchase date (if any).

Copies of the Bond Subscription Agreement and the Form of Global Certificate are included in this current report on Form 6-K as Exhibit 10.1 and Exhibit 10.2, respectively, and the foregoing description of the Bond Subscription Agreement and the Bond is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Bond Subscription Agreement, dated November 7, 2024 by and between Lotus Technology Inc. and Kershaw Health Limited
10.2	Form of Global Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: November 8, 2024

4